Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Consolidated Financial Position, Liquidity and Capital Resources
3.	Financial Instruments
4.	Funding Costs
5.	Related Party Transactions
6.	Shareholders’ Equity
7.	Accounting Policies and Estimates
8.	Disclosure Controls and Procedures
9.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at December 2, 2015 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended October 31, 2015 (“Q3 2015 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The third quarter (“Q3”) unaudited results for the 52-week period ending January 30, 2016 (“Fiscal 2015” or “2015”) and the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”) reflect the 13-week periods ended October 31, 2015 (“Q3 2015”) and November 1, 2014 (“Q3 2014”), respectively. The year-to-date unaudited results for 2015 and 2014 reflect the 39-week periods ended October 31, 2015 (“Fiscal 2015 year-to-date”) and November 1, 2014 (“Fiscal 2014 year-to-date”), respectively. The 2013 fiscal year refers to the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”). The fourth quarter (“Q4”) unaudited results refers to the 13-week periods ended January 30, 2016 (“Q4 2015”), January 31, 2015 (“Q4 2014”) and February 1, 2014 (“Q4 2013”), respectively. The second quarter (“Q2”) unaudited results refers to the 13-week periods ended August 1, 2015 (“Q2 2015”) and August 2, 2014 (“Q2 2014”), respectively. The first quarter (“Q1”) unaudited results refers to the 13-week periods ended May 2, 2015 (“Q1 2015”) and May 3, 2014 (“Q1 2014”), respectively.

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2014. These items are contained in the Company’s 2014 Annual Report. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) and the Management Proxy Circular both dated March 12, 2015, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2014 Annual Report, together with the AIF and Management Proxy Circular, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are to inactive textual references only.

The Q3 2015 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under “2015 Third Quarter Highlights”, Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders’ Equity”, Section 7 “Accounting Policies and Estimates” and Section 9 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; following the expiry on November 15, 2015 of the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”), the Company’s ability to secure an agreement for the management of the credit and financial services operations on terms and conditions which are comparable to those under the Company’s expired credit card marketing and servicing alliance with JPMorgan Chase or on terms and conditions materially less favourable, or to secure any such agreement at all; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments, and complete dispositions and other transactions; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in Section 9 “Risks and Uncertainties” of this MD&A as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 12 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. All of the forward-looking statements included in this MD&A are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of this MD&A and the Company’s most recent annual MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this MD&A is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2015 Third Quarter Highlights
For the 13 and 39-week periods ended October 31, 2015 and November 1, 2014
(unaudited)

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2015	% Chg 2015 vs 2014	2014	2015	% Chg 2015 vs 2014	2014
Total revenue	$792.1	(5.1)%	$834.5	$2,258.1	(7.9)%	$2,452.0
Total same store sales (%)[1]	0.4%		(9.5)%	(2.5)%		(8.0)%
Total Core Retail same store sales (%)[1]	2.7%		(10.9)%	(0.6)%		(8.9)%
Adjusted EBITDA[1]	(31.7)	(63.4)%	(19.4)	(109.3)	(16.8)%	(93.6)
Net loss	(53.2)	55.2%	(118.7)	(98.8)	54.1%	(215.2)
Basic and diluted net loss per share	(0.52)	55.2%	(1.16)	(0.97)	54.0%	(2.11)
(in CAD millions)	As at October 31, 2015	% Chg 2015 vs 2014	As at November 1, 2014	As at October 31, 2015	% Chg 2015 vs 2014	As at January 31, 2015
Cash and cash equivalents	$74.6	(68.2)%	$234.3	$74.6	(71.2)%	$259.0
Inventories	837.6	4.9%	798.5	837.6	30.6%	641.4
Total assets	1,661.5	(16.7)%	1,995.4	1,661.5	(6.3)%	1,774.1
Shareholders’ equity	471.8	(43.0)%	827.5	471.8	(17.3)%	570.8

1
Total same store sales, Core Retail same stores sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Third Quarter		Year-to-Date
	2015	2014	2015	2014
High	$9.88	$16.65	$12.60	$17.12
Low	$7.08	$8.56	$7.08	$8.56
Close	$9.01	$10.85	$9.01	$10.85
Average daily trading volume	6,462	44,681	11,811	26,728

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	Third Quarter		Year-to-Date
	2015	2014[1]	2015	2014[1]
High	$7.63	$9.94	$10.00	$9.94
Low	$5.22	$9.50	$5.22	$9.50
Close	$7.25	$9.66	$7.25	$9.66
Average daily trading volume	45,153	20,009	39,140	20,009

1	Began trading on NASDAQ during Q3 2014.

•
Revenue was $792.1 million in Q3 2015, a decrease of 5.1%, as compared to Q3 2014. The decrease was primarily attributable to sales declines in Craftsman®, Air & Water Products (“CAWP”), toys, electronics, women’s apparel, cosmetics & personal care and footwear, partially offset by increased sales in home furnishings and major appliances. Included in the total revenue decrease in Q3 2015 described above, was a decrease in our Direct channel of $23.7 million compared to Q3 2014. Also included in the total revenue decrease in Q3 2015 was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue in Q3 2015 by $28.2 million.

•
Total same store sales for Q3 2015 increased by 0.4% compared to Q3 2014. Same store sales in our full-line and Sears Home stores combined (“Core Retail” stores) increased by 2.7% in Q3 2015 compared to Q3 2014.

•	The Company made progress on its strategic initiatives, having executed the following in Q3 2015:

•
Cost management resulted in selling, administrative and other expenses decreasing by $66.7 million in Q3 2015, as compared to Q3 2014. This decrease included the impact of non-recurring items included in selling, administrative and other expenses in both periods;

•
Announced acceleration of the Company’s partnership with Nygard, which is expected to grow the installed based of Nygard Slims shop-in-shop concept to more than half of our 95 full-line stores by the end of November 2015;

•	Launched the N° 99 Wayne Gretzky Collection at full-line stores across Canada, online and through our Christmas Wishbook;

•
Launched a marketing and communications campaign in support of Canada’s Best outerwear. The Company provided parkas to TV weather forecasters and select school crossing guards in five cities across Canada, to promote the Canada’s Best Parka across social media channels, TV spots and digital media;

•
Subsequent to the end of Q3 2015, the Company announced it had entered into an agreement with Tamworth Properties Inc. to sell and lease back its logistics centre located in Vaughan, Ontario, for total consideration of $100.0 million. This transaction is scheduled to close during the 13-week period ending April 30, 2016 (“Q1 2016”). Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement;

•
Subsequent to the end of Q3 2015, the Company received a payment of $174.0 million from JPMorgan Chase as a result of the sale of its portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard; and

•
Appointed Carrie Kirkman as President and Chief Merchant. Ms. Kirkman’s distinguished career and proven track record in Canadian retail, and her unwavering commitment to excellence, will add significant depth to the Sears Canada leadership team and will enable the Company to accelerate the positive momentum in the business. Ms. Kirkman was also appointed as a director of the Company on November 1, 2015.

•
The Company’s gross margin rate was 32.6% in Q3 2015, as compared to 34.3% in Q3 2014. The decrease was primarily due to the weakening Canadian dollar resulting in reduced margins in home décor, home furnishings, seasonal merchandise, women’s apparel, women’s intimates and footwear, partially offset by increased margins in floorcare, sewing, refrigerators, ranges, microwave, men’s wear and children’s wear. Excluding the negative impact of the weakening Canadian dollar in Q3 2015, the gross margin rate would have improved by 90 bps to 35.2% in Q3 2015 compared to 34.3% in Q3 2014. The Company has an active program in place to respond to the effects of the weaker Canadian dollar. This program is expected to continue to partially mitigate foreign exchange risk for the balance of 2015 and into 2016.

•
Adjusted net loss before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2015 was $31.7 million, as compared to $19.4 million in Q3 2014, an increase of $12.3 million. Adjusted EBITDA in Q3 2015 was negatively impacted by $18.6 million due to the weakening Canadian dollar, $6.1 million of costs incurred to update and modernize the Company’s loyalty program and the loss of $0.5 million in rental income from the sale of shopping centre joint arrangements, partially offset by an increase of $5.3 million related to the closure of underperforming stores subsequent to the end of Q3 2014. Excluding the impact of these items, Adjusted EBITDA in Q3 2015 improved by $7.6 million compared to Q3 2014.

•	Basic and diluted net loss per common share was $0.52 for Q3 2015, as compared to a basic and diluted net loss per common share of $1.16 for the same period last year.

•
The Company ended Q3 2015 with total cash and cash equivalents of $74.6 million and no cash drawings on the $300.0 million Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”). Refer to Note 9 “Long-term obligations and finance costs” in the Q3 2015 financial statements for additional information.

1. Company Performance

a. Merchandising Operations and Business Overview
For Fiscal 2014, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to Fiscal 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. The Company’s merchandising operations includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”) and product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company’s credit card marketing and servicing alliance agreement with JPMorgan Chase ended on November 15, 2015 (See Note 23 “Events after the reporting period” in the Q3 2015 financial statements for additional information). Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (See Note 16 “Financial instruments” in the Q3 2015 financial statements for additional information on our licensees).

As at October 31, 2015, January 31, 2015 and November 1, 2014, the Company’s locations were distributed across the country as follows:

						As at October 31, 2015	As at January 31, 2015	As at November 1, 2014
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores[1]	10	23	31	18	13	95	113	113
Sears Home stores	2	9	18	9	5	43	47	47
Outlet stores[1]	3	4	12	3	2	24	11	11
Specialty type: Appliances and Mattresses stores	—	—	—	—	—	—	1	3
Corporate stores	15	36	61	30	20	162	172	174
Hometown stores	31	16	24	43	30	144	201	207
Corbeil Franchise stores	—	14	2	—	—	16	16	15
Corbeil Corporate stores	—	12	5	—	—	17	19	19
Corbeil	—	26	7	—	—	33	35	34
National Logistics Centres[2]	—	1	2	2	1	6	6	6
Travel offices	7	21	34	12	10	84	96	96
Catalogue merchandise pick-up locations	179	298	350	310	111	1,248	1,335	1,369

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2
Sears operates six logistics centres strategically located across the country, each referred to as a National Logistics Centres (“NLC”). The NLCs are comprised of seven owned and one leased warehouse facilities which serve all channels of the business. See Note 14 “Assets classified as held for sale” in the Q3 2015 financial statements for additional information.

As at October 31, 2015 and January 31, 2015, the number of selling units leased and owned by the Company was as follows:

	As at October 31, 2015			As at January 31, 2015
	Leased	Owned	Total	Leased	Owned	Total
Full-Line Department[1]	86	9	95	99	14	113
Sears Home stores	41	2	43	45	2	47
Outlet stores[1]	22	2	24	11	—	11
Specialty type: Appliances and Mattresses stores	—	—	—	1	—	1
Hometown stores[2]	6	—	6	22	—	22
Corbeil[2]	29	—	29	31	—	31
Total[3]	184	13	197	209	16	225

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2	Only Hometown and Corbeil stores that are not independently owned and operated are included.
3	Travel offices and Catalogue merchandise pick-up locations are located in Sears stores or local businesses, and therefore not included.

As at October 31, 2015, January 31, 2015 and February 1, 2014, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(in square feet millions)	As at October 31, 2015	As at January 31, 2015	As at February 1, 2014
Full-Line Department[1]	12.4	14.1	15.2
Sears Home stores	1.9	2.1	2.1
Outlet stores[1]	2.3	0.9	0.9
Other[2]	0.2	0.3	0.3
NLCs	6.5	6.6	6.5
Total	23.3	24.0	25.0

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2	Other includes Hometown and Corbeil stores that are not independently owned and operated. Other also included Appliances and Mattresses as at January 31, 2015 and prior.

b. Strategic Initiatives
During the third quarter of Fiscal 2015, Sears Canada continued to make progress on the three strategic initiatives announced during Q2 2015. These three strategic initiatives form the basis of the Company’s approach, which are designed to improve financial and operational results, utilize the Company’s valuable cross-country footprint and enhance the shopping experience for Canadian consumers in an increasingly competitive retail landscape. A number of actions are being taken to deliver high-quality products that will drive sales, maintain a seamless customer experience across all channels and formats, while continuing to adjust the operating expense base and network to better reflect the size and needs of the current business.

The three strategic initiatives are as follows:

1.
Increase revenue - Actions that will increase top-line revenue, with the primary focus on building partnerships with vendors that include a commitment to a shop-in-shop concept where the vendors’ expertise in product development matched with the Company’s extensive distribution capability, will connect great products with Canadian families coast to coast.

2.
Operate profitably - Actions that continue to reduce the inefficient spend in the Company, which will provide for quarter-over-quarter improvements in EBITDA by keeping costs aligned with the revenue generated by the business.

3.
Maintain a strong balance sheet - Actions that strengthen the Company’s balance sheet with cash to create a runway for improved earnings and financial stability to ensure Sears is able to maintain its financial flexibility and liquidity. Real estate transactions may form a portion of this area of focus, however Sears is committed to maintaining a significant presence across Canada in locations that are important to its retail business.

During Q3 2015 the Company made progress on its strategic initiatives, having executed the following:

Increase revenue

•
Announced acceleration of the Company’s partnership with Nygard, which will grow the installed base of Nygard Slims shop-in-shop concept to more than half of our 95 full-line stores by the end of November 2015. This expansion reflects the efforts Sears Canada is making to develop a best-in-class model for vendor-branded areas within its stores. As of the end of Q3 2015, the Company had installed the Nygard Slims shop-in-shop concept in 42 of our full-line stores. In addition, the Company had completed the installation of 98 shop-in-shop concepts with 10 other key vendor partners including Haggar, CDI Furniture and Van Heusen;

•
Launched the N° 99 Wayne Gretzky Collection at full-line stores across Canada, online and through our catalogue. The initiative was supported with online advertising, video and participation in the World MasterCard Fashion Week event held in Toronto, Ontario;

•
Launched a marketing and communications campaign in support of Canada’s Best outerwear. Advertising included a new TV spot and digital media. The campaign also included the Company providing parkas to TV weather forecasters and select school crossing guards in five cities across Canada, to promote the Canada’s Best Parka across social media channels; and

•
On November 16, 2015, the Company launched an update and modernization to the Company’s loyalty program that saw the initiation of a new loyalty card where points can be earned on purchases made in any tender accepted by Sears Canada. Existing Sears Club members retained all previously earned loyalty points which automatically transferred to the new card which was delivered to all members in advance of the holiday season.

Operate profitably

•
Cost management resulted in selling, administrative and other expenses decreasing by $66.7 million in Q3 2015, as compared to Q3 2014. Excluding transformation expenses included in selling, administrative and other expenses in both periods, and impairment charges and other non-recurring items included in selling, administrative and other expenses in Q3 2014, cost management resulted in operating expense reductions of $24.9 million or 7.6% in Q3 2015, as compared to Q3 2014; and

•
The Company’s previously announced cost management initiatives resulted in $67.0 million in annualized cost savings, as compared to 2014. The Company expects further annualized cost savings in the range of $30.0 million to $40.0 million for the remainder of 2015. The estimated one-time cost of implementation for the entire cost reduction program is $15.0 million to $20.0 million.

Maintain a strong balance sheet

•
On November 13, 2015, the Company announced it had entered into an agreement with Tamworth Properties Inc. to sell and lease back its logistics centre located in Vaughan, Ontario, for a total consideration of $100.0 million. This property, including land, building and equipment had a net carrying value of approximately $75.6 million included in “Property, plant and equipment” and “Investment properties” in the unaudited Condensed Consolidated Statements of Financial Position as at October 31, 2015. The agreement is subject to customary closing conditions, and is scheduled to close during Q1 2016, and the ultimate amount and timing of gain recognition will be determined during Q1 2016. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. The proceeds from the transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 9 “Long-term obligations and finance costs” in the Q3 2015 financial statements for additional information); and

•
On November 23, 2015, the Company received a payment of $174.0 million from JPMorgan Chase as a result of the sale of its portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard. The possibility of this payment from JPMorgan Chase was previously disclosed in Note 25 “Event after the reporting period” in the unaudited condensed consolidated financial statements of the Company for Q3 2014. The accounting for this payment from JPMorgan Chase will be determined during Q4 2015. The proceeds from the transaction will be used for general corporate purposes.

On November 3, 2015 the Company announced the appointment of Carrie Kirkman as President and Chief Merchant. Ms. Kirkman’s distinguished career and proven track record in Canadian retail, and her unwavering commitment to excellence, will add significant depth to the Sears Canada leadership team and will enable the Company to accelerate the positive momentum in the business. Ms. Kirkman was appointed as a director of the Company on November 1, 2015.

c. Quarterly Performance
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Refer to Note 23 “Events after the reporting period” in the Q3 2015 financial statements for additional information on the expiry of the Company’s agreement with JPMorgan Chase on November 15, 2015. Historically, the Company’s revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	Q3		Q2		Q1		Q4
(in CAD millions, except per share amounts)	2015	2014	2015	2014	2015	2014	2014	2013
Total revenue	$792.1	$834.5	$768.8	$845.8	$697.2	$771.7	$972.5	$1,182.3
Net (loss) earnings	$(53.2)	$(118.7)	$13.5	$(21.3)	$(59.1)	$(75.2)	$(123.6)	$373.7
Basic and diluted net (loss) earnings per share	$(0.52)	$(1.16)	$0.13	$(0.21)	$(0.58)	$(0.74)	$(1.21)	$3.67

d. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Q3 2015 financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 39-week periods ended October 31, 2015 and November 1, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

A reconciliation of the Company’s total merchandising revenue to total same store sales is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions)	2015	2014	2015	2014
Total merchandising revenue	$792.1	$833.6	$2,258.1	$2,448.0
Non-comparable sales	175.3	181.6	514.4	582.9
Total same store sales	616.8	652.0	1,743.7	1,865.1
Percentage change in total same store sales	0.4%	(9.5)%	(2.5)%	(8.0)%
Percentage change in total same store sales by category
Apparel & Accessories	(2.7)%	(8.5)%	(6.8)%	(4.1)%
Home & Hardlines	2.5%	(10.1)%	0.4%	(10.5)%
Percentage change in Core Retail same store sales	2.7%	(10.9)%	(0.6)%	(8.9)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	1.1%	(9.0)%	(3.6)%	(4.8)%
Home & Hardlines	4.0%	(12.5)%	2.0%	(12.4)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Net loss	$(53.2)	$(118.7)	$(98.8)	$(215.2)
Transformation expense[1]	6.8	4.0	6.8	19.5
Gain on sale and leaseback transactions[2]	—	—	(67.2)	—
Gain on sale of interest in joint arrangements[3]	—	(14.6)	—	(35.1)
Goodwill impairment[4]	—	—	—	2.6
Warehouse impairment[5]	—	44.4	—	44.4
Other asset impairment[6]	—	—	—	15.7
Lease exit costs[7]	—	0.2	—	4.1
Gain on settlement of retirement benefits[8]	—	—	(5.1)	(10.6)
TBI costs[9]	—	—	6.4	—
SHS warranty and other costs[10]	—	—	—	6.6
Depreciation and amortization expense	11.2	20.7	37.3	66.1
Finance costs	1.6	1.5	7.6	5.7
Interest income	(1.5)	(0.6)	(2.0)	(2.0)
Income tax expense[11]	3.4	43.7	5.7	4.6
Adjusted EBITDA[12]	(31.7)	(19.4)	(109.3)	(93.6)
Basic net loss per share	$(0.52)	$(1.16)	$(0.97)	$(2.11)

1
Transformation expense during 2015 and 2014 relates primarily to severance costs incurred during the periods. These costs were included in “Selling, administrative and other expenses” in the Q3 2015 financial statements.

2
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back certain properties owned by the Company located in Burnaby, British Columbia, Chilliwack, British Columbia and Calgary, Alberta, described in Note 22 “Gain on sale and leaseback transactions” in the Q3 2015 financial statements.

3
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in certain properties co-owned with Ivanhoé Cambridge during 2014, described in Note 15 “Gain on sale of interest in joint arrangements” in the Q3 2015 financial statements.

4
Goodwill impairment represents the charge related to the write-off of goodwill related to the Corbeil cash generating unit during the Q2 2014, described in Note 8 “Goodwill” in the Q3 2015 financial statements.

5
Warehouse impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Q3 2014 to fair value less costs to sell described in Note 7 “Property, plant and equipment” in the Q3 2015 financial statements.

6
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units during Q2 2014, described in Note 7 “Property, plant and equipment” in the Q3 2015 financial statements.

7
Lease exit costs relate primarily to costs incurred to exit certain properties during 2014. These costs were included in “Selling, administrative and other expenses” in Q3 2014 and year-to-date 2014 in the Q3 2015 financial statements.

8
Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during the Q1 2015 and Q2 2014, described in Note 12 “Retirement benefit plans” in the Q3 2015 financial statements.

9
TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Q2 2015, described in Note 16 “Financial instruments” in the Q3 2015 financial statements.

10
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS Services Management Inc. (a former licensee of the Company) announcing it was in receivership, described in Note 16 “Financial instruments” in the Q3 2015 financial statements.

11	Income tax expense in Q3 2014 includes a charge to reduce the Company’s net deferred tax assets to the recoverable amount described in Note 19 “Income taxes” in the Q3 2015 financial statements.
12
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

Adjusted EBITDA and same store sales metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.

e. Consolidated Financial Results

	Third Quarter			Year-to-Date
(in CAD millions)	2015	% Chg 2015 vs 2014	2014	2015	% Chg 2015 vs 2014	2014
Revenue	$792.1	(5.1)%	$834.5	$2,258.1	(7.9)%	$2,452.0
Cost of goods and services sold	533.7	(2.7)%	548.4	1,513.4	(7.2)%	1,631.1
Selling, administrative and other expenses	308.1	(17.8)%	374.8	904.5	(15.7)%	1,073.5
Operating loss	(49.7)	44.0%	(88.7)	(159.8)	36.7%	(252.6)
Gain on sale and leaseback transactions	—	—	—	67.2	100.0%	—
Gain on sale of interest in joint arrangements	—	(100.0)%	14.6	—	(100.0)%	35.1
Gain on settlement of retirement benefits	—	—	—	5.1	(51.9)%	10.6
Finance costs	1.6	6.7%	1.5	7.6	33.3%	5.7
Interest income	1.5	150.0%	0.6	2.0	—	2.0
Loss before income taxes	(49.8)	33.6%	(75.0)	(93.1)	55.8%	(210.6)
Income tax expense	(3.4)	(92.2)%	(43.7)	(5.7)	23.9%	(4.6)
Net loss	$(53.2)	55.2%	$(118.7)	$(98.8)	54.1%	$(215.2)

Total revenue in Q3 2015 decreased by 5.1% to $792.1 million compared to $834.5 million in Q3 2014. Total same store sales increased by 0.4% and same store sales in Core Retail stores increased by 2.7% in Q3 2015 compared to Q3 2014. The revenue in Q3 2015 relating to Home & Hardlines decreased by $17.6 million, or 4.5%, compared to Q3 2014, primarily due to sales volume declines in CAWP, fitness & recreation, toys, seasonal merchandise and electronics, partially offset by increased sales in home furnishings and major appliances. Included in the total revenue decrease in Q3 2015 for Home & Hardlines was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue by $21.2 million. Total same store sales in Home & Hardlines increased by 2.5% and same store sales in Home & Hardlines in Core Retail stores increased by 4.0% in Q3 2015 compared to Q3 2014. The revenue in Q3 2015 relating to Apparel & Accessories decreased by $17.2 million, or 6.1%, compared to Q3 2014, due to sales declines in all product categories. Included in the total revenue decrease in Q3 2015 for Apparel & Accessories was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue by $7.0 million. Total same store sales in Apparel & Accessories decreased by 2.7%, while same store sales in Apparel & Accessories in Core Retail stores increased by 1.1% in Q3 2015 compared to Q3 2014. Included in the total revenue decrease in Q3 2015 described above, was a decrease in our Direct channel of $23.7 million compared to Q3 2014.

Total revenue decreased by 7.9% to $2,258.1 million in Fiscal 2015 year-to-date compared to the same period in Fiscal 2014. Total same store sales decreased by 2.5%, while same store sales in Core Retail stores decreased by only 0.6% in Fiscal 2015 year-to-date compared to the same period in Fiscal 2014. The revenue in Fiscal 2015 year-to-date relating to Home & Hardlines decreased by $69.0 million, or 6.0%, compared to Fiscal 2014 year-to-date, primarily due to sales volume declines in home décor, CAWP, fitness & recreation, toys, seasonal merchandise, electronics, floorcare, sewing, ranges and microwave, partially offset by increased sales in home furnishings, laundry and refrigerators. Included in the total revenue decrease in Fiscal 2015 year-to-date for Home & Hardlines was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue by $47.9 million. Total same store sales in Home & Hardlines increased by 0.4% and same store sales in Home & Hardlines in Core Retail stores increased by 2.0% in Fiscal 2015 year-to-date compared to the same period in Fiscal 2014. The revenue in Fiscal 2015 year-to-date relating to Apparel & Accessories decreased by $92.3 million, or 11.1%, compared to Fiscal 2014 year-to-date, primarily due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2015 year-to-date for Apparel & Accessories was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue by $23.7 million. Total same store sales in Apparel & Accessories decreased by 6.8%, while same store sales in Apparel & Accessories in Core Retail stores decreased by only 3.6% in Fiscal 2015 year-to-date compared to the same period in Fiscal 2014. Also included in the total revenue decrease in Fiscal 2015 year-to-date was a decrease in our Direct channel of $63.5 million compared to Fiscal 2014 year-to-date.

In Q3 2015, total revenue recognized from points redemption under the loyalty program was $16.2 million (Q3 2014: $12.7 million). Total revenue deferred related to points issuances in Q3 2015 increased to $14.4 million (Q3 2014: $13.5 million), primarily due to a higher expected redemption rate. Total revenue recognized in Q3 2015 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $2.5 million (Q3 2014: $3.3 million), primarily due to a decrease in total points outstanding.

In Fiscal 2015 year-to-date, total revenue recognized from points redemption under the loyalty program was $43.5 million (Fiscal 2014 year-to-date: $36.1 million). Total revenue deferred related to points issuances increased to $39.3 million (Fiscal 2014 year-to-date: $36.6 million), primarily due to an increase in points issuance from third-party credit card purchases as well as a higher expected redemption rate. Total revenue recognized in Fiscal 2015 year-to-date for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $8.4 million (Fiscal 2014 year-to-date: $7.9 million) primarily due to an increase in total points outstanding, partially offset by a higher expected redemption rate.

Cost of goods and services sold was 2.7% lower in Q3 2015 and 7.2% lower in Fiscal 2015 year-to-date compared to the same periods in Fiscal 2014. The decrease was primarily attributable to lower sales volumes, which included the effect of store closures subsequent to the end of Q3 2014, partially offset by the weakening Canadian dollar which negatively impacted Q3 2015 and Fiscal 2015 year-to-date by $20.1 million and $53.4 million, respectively.

The Company’s gross margin rate was 32.6% in Q3 2015 compared to 34.3% in Q3 2014. The decrease in the gross margin rate in Q3 2015 was primarily attributable to reduced margins in home décor, seasonal merchandise, home furnishings, women’s apparel, footwear and women’s intimates, partially offset by increased margins in fitness & recreation, electronics, floorcare, sewing, major appliances, children’s wear and men’s wear. The gross margin rate in Fiscal 2015 year-to-date was 33.0% compared to 33.5% for the same period in Fiscal 2014. The decrease in Fiscal 2015 year-to-date was primarily attributable to reduced margins in home décor, CAWP, home furnishings, ranges, microwave, laundry, refrigerators and women’s apparel, partially offset by increased margins in fitness & recreation, toys, floorcare, sewing, children’s wear, men’s wear, jewellery, accessories & luggage, footwear and women’s intimates. Excluding the negative impact of the weakening Canadian dollar in Q3 2015 and Fiscal 2015 year-to-date, the gross margin rate would have improved by 90 bps (35.2% in Q3 2015 compared to 34.3% in Q3 2014) and 180 bps (35.3% in Fiscal 2015 year-to-date compared to 33.5% in Fiscal 2014 year-to-date), respectively. The Company has an active program in place to respond to the effects of the weaker Canadian dollar. The Company continues to maintain its foreign exchange hedging programs and pricing adjustments to manage the impact of future volatility in the exchange rate. These programs are expected to continue to partially mitigate foreign exchange risk for the balance of 2015 and into 2016.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $66.7 million, or 17.8%, to $308.1 million in Q3 2015 compared to the same period in Fiscal 2014. Excluding transformation expenses in both periods and impairment charges and other non-recurring items in Q3 2014 as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $24.9 million, or 7.6%, in Q3 2015 compared to Q3 2014. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of transformation initiatives announced in Fiscal 2014.

Selling administrative and other expenses, including depreciation and amortization expenses decreased by $169.0 million or 15.7% to $904.5 million in Fiscal 2015 year-to-date compared to the same period in Fiscal 2014. Excluding transformation expenses and other non-recurring items in both periods and impairment charges in Fiscal 2014 year-to-date as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $89.3 million, or 9.1%, in Fiscal 2015 year-to-date compared to Fiscal 2014 year-to-date. The decrease in expenses, excluding non-recurring items, was attributable to lower spending on advertising and payroll, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of previously announced transformation actions.

Depreciation and amortization expense in Q3 2015 and in Fiscal 2015 year-to-date decreased by $9.5 million and $28.8 million, respectively, compared to the same periods in Fiscal 2014, primarily due to the impairment of certain assets in Fiscal 2014, the disposal of assets related to store closures prior to Q3 2015 and the completion of the sale and leaseback transactions during Q2 2015. The Company regularly monitors the business for indicators of impairment and assesses the potential impact to the carrying value of our assets on a quarterly basis.

During Q2 2015, the Company completed the sale and leaseback of three properties to Concord Pacific Group of Companies (“Concord”) as previously announced on March 11, 2015, for net proceeds of $130.0 million ($140.0 million of total consideration less $10.0 million of adjustments). The land and building sold for each property had a total net carrying value of approximately $53.1 million previously included in “Property, plant and equipment” in the unaudited Condensed Consolidated Statements of Financial Position. The total gain on the sale and leaseback transactions was $76.9 million, $67.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $9.7 million of the gain was deferred and is being amortized between four to seven years as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. See Note 22 “Gain on sale and leaseback transactions” in the Q3 2015 financial statements for additional information.

Finance costs in Q3 2015 were comparable to Q3 2014. Finance costs in Fiscal 2015 year-to-date increased by $1.9 million compared to the same period in Fiscal 2014, primarily attributable to interest on accruals for uncertain tax positions partially offset by lower commitment fees related to our Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”).

Interest income in Q3 2015 and in Fiscal 2015 year-to-date increased by $0.9 million and nil, respectively, compared to the same periods in Fiscal 2014, primarily due to refund interest on net cash income tax receipts, partially offset by lower average cash balances during Fiscal 2015 year-to-date compared to Fiscal 2014 year-to-date.

Income tax expense in Q3 2015 and Fiscal 2015 year-to-date was $3.4 million and $5.7 million, respectively, compared to $43.7 million and $4.6 million for the same periods in Fiscal 2014. The decrease in income taxes expense in Q3 2015 is primarily due to a write down of deferred tax assets for $65.9 million during Q3 2014, as described in Note 19 “Income taxes” in the Q3 2015 financial statements, partially offset by the recognition of a tax benefit relating to the deferred tax assets (operating losses and timing differences) that were expected to reverse by the end of 2014. These deferred tax assets did not reverse by the end of 2014 as expected, and an additional write down of deferred tax assets of $22.7 million was taken at the end of 2014. Income tax expense in Fiscal 2015 year-to-date was comparable to Fiscal 2014.

Adjusted EBITDA in Q3 2015 was a loss of $31.7 million compared to a loss of $19.4 million in Q3 2014, an increase of $12.3 million. Adjusted EBITDA in Fiscal 2015 year-to-date was a loss of $109.3 million compared to a loss of $93.6 million in the same period in Fiscal 2014, an increase of $15.7 million. Adjusted EBITDA in Q3 2015 was negatively impacted by $18.6 million due to the weakening Canadian dollar compared to the U.S. dollar, $6.1 million of costs incurred to update and modernize the Company’s loyalty program and the loss of $0.5 million in rental income from the sale of shopping centre joint arrangements, partially offset by an increase of $5.3 million related to the closure of underperforming stores subsequent to the end of Q3 2014. Adjusted EBITDA in Fiscal 2015 year-to-date was negatively impacted by $53.1 million due to the weakening Canadian dollar compared to the U.S. dollar, $6.1 million of costs incurred to update and modernize the Company’s loyalty program, $4.4 million in restructuring costs and the loss of $2.1 million in rental income from the sale of shopping centre joint arrangements, partially offset by an increase of $12.1 million due to the closure of underperforming stores prior to Q3 2015. Excluding the impact of these items, Adjusted EBITDA in Q3 2015 and in Fiscal 2015 year-to-date improved by $7.6 million and $37.9 million, respectively, compared to the same periods in Fiscal 2014. The programs discussed above to counter the impact of the weaker Canadian dollar have begun to benefit Adjusted EBITDA during the quarter and are expected to continue to partially mitigate foreign exchange risk for the balance of 2015 and into 2016.

2. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at October 31, 2015 were $1,099.1 million, which was $50.7 million lower than as at January 31, 2015. The decrease was primarily due to a $184.4 million decrease in cash and cash equivalents and an $86.4 million decrease in income taxes recoverable primarily from refunds related to fiscal years 2006 to 2008 and the carry back of losses generated by the Company during the 52-week period ended January 31, 2015. The decreases were partially offset by a $196.2 million increase in inventories due to seasonal build-up of holiday inventory, a $17.1 million increase in prepaid expenditures primarily related to the Company’s Information Technology (“IT”) infrastructure and a $12.6 million increase in assets classified as held for sale due to the announcement of the future closure of the Park Street Logistics Centre described in Note 14 “Assets classified as held for sale” in the Q3 2015 financial statements.

Current liabilities as at October 31, 2015 were $639.9 million, which was $12.1 million higher than as at January 31, 2015, primarily due to a $39.6 million increase in accounts payable and accrued liabilities resulting from the seasonal build-up of holiday inventory. The increase was partially offset by a $23.3 million decrease in other taxes payable due to payment of commodity taxes collected and a $5.9 million decrease in deferred revenue primarily related to reduced sales of gift cards and increased points redemption under the loyalty program.

Inventories were $837.6 million as at October 31, 2015, as compared to $641.4 million as at January 31, 2015. The $196.2 million increase was due to the normal seasonal build-up of holiday inventory.

Total cash and cash equivalents was $74.6 million as at October 31, 2015, as compared to $259.0 million as at January 31, 2015. The decrease of $184.4 million was primarily due to use of cash for operating activities, partially offset by the net proceeds received from the sale and leaseback transactions with Concord described in Note 22 “Gain on sale and leaseback transactions” in the Q3 2015 financial statements.

Total assets and liabilities as at the end of Q3 2015, Fiscal 2014, and Q3 2014 were as follows:

(in CAD millions, at period end)	As at October 31, 2015	As at January 31, 2015	As at November 1, 2014
Total assets	$1,661.5	$1,774.1	$1,995.4
Total liabilities	1,189.7	1,203.3	1,167.9

Total assets as at October 31, 2015 decreased by $112.6 million to $1,661.5 million, as compared to $1,774.1 million as at the end of Fiscal 2014, primarily due to decreases in cash and cash equivalents of $184.4 million, income taxes recoverable of $86.4 million and property, plant and equipment of $80.0 million primarily due to the sale of assets to Concord and depreciation, partially offset by increases in inventories of $196.2 million, intangible assets of $23.2 million primarily related to expenditures for upgrades to the Company’s IT infrastructure and prepaid expenses of $17.1 million.

Total liabilities as at October 31, 2015 decreased by $13.6 million to $1,189.7 million, as compared to $1,203.3 million at the end of Fiscal 2014, primarily due to decreases in retirement benefit liability of $26.0 million primarily due to the settlement of health and dental benefits described in Note 12 “Retirement benefit plans” in the Q3 2015 financial statements and other taxes payable of $23.3 million, partially offset by increases in accounts payable and accrued liabilities of $39.6 million.

Cash flow used for operating activities
Cash flow used for operating activities increased by $62.2 million in Q3 2015 to $116.8 million, as compared to cash flow used for operating activities of $54.6 million in Q3 2014. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities in Q3 2015 was primarily attributable to a higher investment in inventory net of accounts payable and accrued liabilities and the timing of purchases of inventory, compared to Q3 2014 (see Note 20 “Changes in non-cash working capital balances” in the Q3 2015 financial statements for additional information).

Cash flow (used for) generated from investing activities
Cash flow used for investing activities was $15.8 million in Q3 2015, as compared to cash flow generated from investing activities of $24.1 million in Q3 2014, an increase in cash used for investing activities of $39.9 million. Q3 2014 included $38.2 million of proceeds from the sale of the Company’s interest in certain shopping centre arrangements described in Note 15 “Gain on sale of interest in joint arrangements” in the Q3 2015 financial statements.

Cash flow used for financing activities
Cash flow used for financing activities of $1.5 million in Q3 2015 was comparable to Q3 2014.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$399.0	$399.0	$399.0	$—	$—	$—
Finance lease obligations including payments due within one year [1]	25.1	31.5	5.6	10.2	9.1	6.6
Operating lease obligations [2]	n/a	388.6	82.9	134.2	84.6	86.9
Royalties [2]	n/a	15.9	0.4	7.0	5.9	2.6
Purchase agreements [2,3]	n/a	13.4	12.2	0.5	0.5	0.2
Retirement benefit plans obligations[4]	381.4	70.7	20.2	40.5	9.7	0.3
	$805.5	$919.1	$520.3	$192.4	$109.8	$96.6

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at October 31, 2015.

2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

4
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

Retirement Benefit Plans
At the end of Q3 2015, the Company’s retirement benefit plan obligations decreased by $26.0 million to $381.4 million, as compared to the end of Fiscal 2014.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was completed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.

During Fiscal 2015 year-to-date, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during Fiscal 2015 year-to-date related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive loss” (“OCL”).

During Fiscal 2014 year-to-date, the Company’s defined benefit plan offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company incurred expenses of $0.8 million related to these offers during Fiscal 2014 year-to-date, and these expenses were included in “Gain on settlement of retirement benefits” in the audited Condensed Consolidated Statement of Net Loss and Comprehensive Loss. The Company paid $13.8 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $10.6 million during the 39-week period ended August 2, 2014 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to OCL.

During Fiscal 2015, the Company’s target asset allocation for the registered and non-registered pension plans is 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. As at the end of Q3 2015, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

See Note 12 “Retirement benefit plans” in the Q3 2015 financial statements, for additional information.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.

On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in Q2 2014 related to the Amended Credit Facility.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $230.0 million as at October 31, 2015 (January 31, 2015: $260.7 million, November 1, 2014: $268.1 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at October 31, 2015, six properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The estimated reserves, if applied as at October 31, 2015, would have had no impact on the Company’s borrowing availability .

During Fiscal 2015 year-to-date the Company received net proceeds of approximately $130.0 million upon closing of the transaction with Concord described in Note 22 “Gain on sale and leaseback transactions” in the Q3 2015 financial statements, and $84.5 million from tax recoveries, described in Note 19 “Income taxes” in the Q3 2015 Financial Statements. The Company received $174.0 million from JPMorgan Chase during Q4 2015, described in Note 23 “Events after the reporting period” in the Q3 2015 financial statements. The proceeds will be used for general corporate purposes. As at October 31, 2015, the Company did not have any significant capital expenditure commitments. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

As at October 31, 2015, the Company had no borrowings on the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $3.4 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”, November 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”). In addition, the Company had $70.0 million (January 31, 2015: $39.3 million, November 1, 2014: $31.9 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at October 31, 2015, the Company had outstanding merchandise letters of credit of U.S. $7.2 million (January 31, 2015: U.S. $6.9 million, November 1, 2014: U.S. $7.8 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

Upon completion of the sale and leaseback transactions with Concord, the Company was released from all previous agreements with Concord, and the demand mortgage, as described in Note 35 “North Hill and Burnaby arrangements” of the 2014 Annual Consolidated Financial Statements, was discharged.

3. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk. See Note 16 “Financial instruments” in the Q3 2015 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $150.2 million as at October 31, 2015 (January 31, 2015: $340.5 million, November 1, 2014: $313.7 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $5.9 million as at October 31, 2015 (January 31, 2015: $5.9 million, November 1, 2014: $7.3 million). As at October 31, 2015, one party represented 13.5% of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable, November 1, 2014: one party represented 13.8% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at October 31, 2015, there were forward contracts outstanding with a notional value of U.S. $179.0 million (January 31, 2015: U.S. $40.0 million, November 1, 2014: U.S. $130.0 million) and a fair value of $4.1 million included in “Derivative financial assets” (January 31, 2015: $7.2 million included in “Derivative financial assets”, November 1, 2014: $6.5 million included in “Derivative financial assets”) in the Q3 2015 financial statements. These derivative contracts have settlement dates extending to July 2016. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at October 31, 2015, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets”

or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCL for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCL are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.

During the 13 and 39-week period ended October 31, 2015, the Company recorded a loss of $0.2 million and a loss of $1.3 million (2014: loss of $1.7 million and a loss of $1.6 million), respectively, in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q3 2015 period end exchange rate was 0.7648 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $1.0 million for U.S. dollar denominated balances included in cash and cash equivalents and accounts payable.

Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Net assets included in cash and cash equivalents and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at October 31, 2015 was a net asset of $75.9 million (January 31, 2015: net asset of $260.3 million, November 1, 2014: net asset of $235.6 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net loss for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at October 31, 2015.

Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at October 31, 2015, the fixed to floating rate swap contracts outstanding had a notional volume of 1.2 million litres (January 31, 2015: 4.7 million litres, November 1, 2014: nil) of diesel and 0.1 million gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ, November 1, 2014: nil) of natural gas and a fair value of $0.1 million combined included in “Derivative financial liabilities” (January 31, 2015: less than $0.1 million combined, November 1, 2014: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to December 31, 2015 with monthly settlement of maturing contracts.

4. Funding Costs
The funding costs for the Company in Q3 2015 and Q3 2014 are outlined in the table below:

	Third Quarter		Year-to-Date
(in CAD millions)	2015	2014	2015	2014
Interest costs
Total long-term obligations at end of period[1]	$25.1	$29.1	$25.1	$29.1
Average long-term obligations for period[2]	25.6	29.7	26.5	31.7
Long-term funding costs[3]	0.5	0.6	1.5	1.8
Average rate of long-term funding	7.8%	8.1%	7.5%	7.6%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

5. Related Party Transactions
As at December 2, 2015, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 48,855,206 common shares, representing approximately 48.0% of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.

The Company periodically enters into transactions with Sears Holdings. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount which was established and agreed to by the related parties. See Section 6 “Related Party Transactions” in the 2014 Annual Report and Note 30 “Related party transactions” in the 2014 Annual Consolidated Financial Statements for further information about these transactions.

The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services.

6. Shareholders’ Equity
As at December 2, 2015, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 31, 2015: 101,877,662, November 1, 2014: 101,877,662).

7. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued the following standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” in the 2014 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q3 2015 financial statements.

8. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Executive Chairman and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended October 31, 2015.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at October 31, 2015. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q3 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

9. Risks and Uncertainties
Please see Section 12 “Risks and Uncertainties” in the Company’s 2014 Annual Report for a detailed description of the risks and uncertainties faced by the Company.